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Dmytro Usenko · 2nd

Serial entrepreneur | CEO at Camdog Inc | Founder at Provisionlab Inc | Advisor at Resiport | We provide a cloud-based video surveillance service. I'm open to any type of cooperation in the Video Security area.

Talks about #vsaas, #camdog, #startup, and #secutity

New York, New York, United States · Contact info

2,847 followers · 500+ connections

Camdog Inc.

Donetsk State University of Management

About

Looking for cooperation in the areas of Video Security, Video Surveillance, Computer vision, and Machine Learning. Contact me to discuss the opportunity for cooperation.
Note: save yours and my time and indicate the purpose of your acquaintance in the intro message, please!

Experience

CEO & Co-Founder
Camdog Inc. · Full-time
Aug 2019 – Present · 2 yrs 4 mos
New York, United States

We offer video surveillance as a service



Founder
Pro Vision Lab
May 2014 – Present · 7 yrs 7 mos
Greater Los Angeles Area

Extensive experience in object detection, tracking, classification and recognition with a real-time focus. Complex software for the automatic face recognition and detection within real-time video stream

Global Advisory Board Member
Resiport
Jun 2016 – Present · 5 yrs 6 mos
Дания

Strategic Advisor at Resiport, www.resiport.com

CEO
Molaboo Development
Nov 2013 – Dec 2019 · 6 yrs 2 mos
Kyiv, Ukraine

Molaboo is a software development outsourcing and outstaffing company with a software development office in Kyiv, Ukraine. Our goal is to establish and deliver custom software development project and services to our clients world-wide. As a Chief Executive Officer, I am responsible for: ...see more

Business of offshoring and outsourcing

Outsourcing Software Development to...

CEO
Fastro Werk
Jan 2005 – Jul 2013 · 8 yrs 7 mos
Ukraine

Show 1 more experience

Education

Donetsk State University of Management
Master of Public Administration (M.P.A.), Public Administration
1999 – 2002

Donetsk National University
Master of Science (M.S.), Physics
1993 – 1998

Licenses & certifications

International Trade Council Membership Certificate
International Trade Council
Issued Sep 2021 · Expires Sep 2022
Credential ID 73339643091385

See credential